May 18, 2010

By Hand & Via Edgar

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	IESI-BFC Ltd. Amendment No. 2 to Registration Statement on Form F-4 Filed April 19, 2010 File No. 333-164402

Dear Ms. Long:

On behalf of our client, IESI-BFC Ltd. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of May 5, 2010 to Keith A. Carrigan, Vice Chairman and Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-4, File No. 333-164402, filed on April 19, 2010 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein.  To assist the Staff in reviewing this letter, we will separately deliver to you and Ms. Haywood, by hand, a copy of this letter, along with a marked copy of Amendment No. 3 showing changes against the Registration Statement as filed on April 19, 2010.  If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 3.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

Amendment No. 2 to Form F-4

General

1.                                       Please note the updating requirements of Item 10 of Part I.B of Form F-4, Item 8.A of Form 20-F and Item 512(4) of Regulation S-K.  Please also update to include the interim financial statements for Waste Services, Inc. as well.

Response.

In response to the Staff’s comment, the Company has updated the financial statements in Amendment No. 3 to comply with Item 10 of Part I.B of Form F-4, Item 8.A of Form 20-F and Item 512(a)(4) of Regulation S-K.  The Company has also included Waste Services, Inc.’s interim financial statements in Amendment No. 3.

2.                                       Please ensure that you supply all information currently omitted from the prospectus prior to requesting acceleration.

Response.

In response to the Staff’s comment, the Company will ensure that the prospectus includes all information currently omitted from Amendment No. 3 before it submits a request for acceleration of effectiveness of the Registration Statement.

Financial Statements- IESI-BFC Ltd.

Consolidated Balance Sheet, page F-75

3.                                       On page 248, you disclose that all of IESI-BFC’s shares are no par value.  Please revise your balance sheet, pro forma financial statements and elsewhere in your filing as applicable, to disclose that your common stock has no par value.

Response.

In response to the Staff’s comment, the Company has revised the disclosure on its balance sheet, pro forma financial statements and elsewhere in the Registration Statement, as applicable, to make clear that its common stock has no par value.

19. Equity

Accumulated Other Comprehensive (loss) income, page F-108

4.                                       Your table on page F-108 indicates that the amounts presented for foreign currency translations adjustments include reclassifications.  Please separately disclose the amounts of your reclassifications adjustments as well as the tax effect on the reclassification adjustments. Refer to ASC 220-10-55 for further guidance.

Response.

In response to the Staff’s comment, the Company revised the table on page F-128 of Amendment No. 3 to disclose the amounts of its reclassification adjustments.  As per the Company’s disclosure on page F-125 of Amendment No. 3, there was no tax effect on the Company’s foreign currency translation adjustments for each of the years ended December 31, 2009, 2008 and 2007.

*              *              *              *              *

Any questions or comments with respect to Amendment No. 3 or this letter may be communicated to the undersigned at (212) 880-6050 or Daniel P. Raglan at (212) 880-6160.  Please send copies of any correspondence relating to this filing to Joris M. Hogan by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.

Sincerely,

/s/ Joris M. Hogan

Joris M. Hogan

cc:	Sherry Haywood
(Securities and Exchange Commission)

William Chyfetz
Thomas J. Fowler
Andrea S. Rudnick
(IESI-BFC Ltd.)

Daniel P. Raglan
(Torys LLP)

Ivan R. Cairns
(Waste Services, Inc.)

Rick L. Burdick
Daniel I. Fisher
(Akin Gump Strauss Hauer & Feld LLP)

Christopher W. Morgan
(Skadden, Arps, Slate, Meagher & Flom LLP)